06005748

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cohen & Steers Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler — 212-446-9168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COHEN & STEERS
CAPITAL ADVISORS LLC

OATH OR AFFIRMATION

We, Bradley G. Razook and Matthew S. Stadler, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cohen & Steers Capital Advisors, LLC (the "Company") as of December 31, 2005 are true and correct. We further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bradley G. Razook
Managing Director, President

Matthew S. Stadler
Chief Financial Officer

Notary Public

JAY J. CHEN
Notary Public, State of New York
No. 31-5012248
Qualified in New York County
Commission Expires June 15, 2007

280 Park Avenue, New York, NY 10017-1216 Tel: 212·832·3232 Fax: 212·832·3622

COHEN & STEERS CAPITAL ADVISORS, LLC
(SEC FILE No. 8-51671)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

This report is deemed PUBLIC in accordance with
Rule 15a-5(e)(3) under the Securities Exchange Act of 1934.

COHEN & STEERS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Cohen & Steers Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Cohen & Steers Capital Advisors, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cohen & Steers Capital Advisors, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2006

COHEN & STEERS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 13,601,061
Accounts receivable	205,183
Property and equipment - net of accumulated depreciation and amortization of $19,614	12,955
Other assets	100,192
Total assets	$ 13,919,391

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 223,532
Accrued compensation expense	2,604,449
Due to parent	461,728
Due to affiliate	2,356,526
Total liabilities	5,646,235
Member's equity	8,273,156
Total liabilities and member's equity	$ 13,919,391

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Capital Advisors, LLC (the "Company") is a Delaware single member limited liability company and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. ("CNS"), a Delaware corporation. The Company is a registered broker/dealer and a member of the National Association of Securities Dealers (the "NASD"). The Company provides advisory and administration services in connection with mergers and acquisitions, leveraged buyouts and recapitalizations, and the placement of securities as agent and through firm commitment underwritings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives.

Revenue Recognition—Revenue is generally recognized when the transaction is completed, pursuant to the terms of the individual contracts.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. 401(k) AND PROFIT-SHARING PLAN

The Company has adopted the provisions of the Parent-sponsored 401(k) employee savings and profit sharing plan (the "Plan"). The Plan covers all employees who meet certain age and service requirements. The Plan permits participants to defer up to 70% of their compensation pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at $0.50 per $1.00 deferred. The Plan also allows the Company to make discretionary contributions, which are integrated with the taxable wage base under the Social Security Act. No discretionary contributions were made in 2005.

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are used to reduce the Company's contributions to the Plan.

5. STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation awards in accordance with SFAS No. 123(R), "Share-Based Payment," ("SFAS 123(R)"), which requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments granted to employees. Expense is recognized over the period during which employees are required to provide service. SFAS 123(R) also requires the Company to estimate forfeitures at the date of grant instead of recognizing them as incurred.

Restricted Stock Units

CNS issued RSUs to certain employees of the Company on the date of CNS's initial public offering. As of December 31, 2005, there were 692,308 vested and 26,923 unvested RSUs granted to Company employees, net of forfeitures. Compensation expense related to these RSUs are assumed by CNS. RSU grants were also made by CNS under various deferred stock-based compensation plans described below and are reflected in the CNS's equity.

Incentive Bonus Plan for Certain Officers of the Company

In 2004, an incentive bonus plan was implemented for certain officers of the Company under which (i) a portion of year-end bonuses is automatically paid in the form of RSUs ("Mandatory Plan") and (ii) allows certain officers to defer, on a pre-tax basis, an additional portion of their year-end bonus in the form of RSUs ("Voluntary Plan"). Automatic participation in the Mandatory Plan ranges from 10% to 15% of the year-end incentive bonus, depending on the officers' level of total compensation. The Voluntary Plan allows for the deferral of up to an additional 25% of the year-end bonus in the form of RSUs. Under both plans, the Company will match the employee contribution by 25% in the form of RSUs. The RSUs under the Mandatory Plan and the matching under both programs will vest, and be delivered, three years after the date of grant. The RSUs granted under the Voluntary Plan vest immediately at the date of grant. The fair value at the date of grant of the RSUs under the Mandatory Plan and the matching under both plans are recorded in stock-based compensation expense over the vesting period on a straight-line basis.

As of December 31, 2005, there were 16,538 RSUs granted by CNS to employees of the Company and outstanding under the Mandatory Plan, including matching, and 32,033 RSUs granted by CNS and outstanding under the Voluntary Plan, including matching.

Employee Stock Purchase Plan

The Company has adopted the provisions of the affiliate-sponsored 2004 Employee Stock Purchase Plan (the "ESPP"). Pursuant to the ESPP, the Company allows eligible employees, as defined in the ESPP, to purchase a number of the affiliate's shares at a purchase price of 85% of the lesser of the fair market value of the shares on the grant date of the award or on the last day of each offering period, as defined in the ESPP. In 2005, there were 6,179 CNS shares issued to employees of the Company pursuant to the ESPP.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that it maintain minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2005, the Company's net capital was approximately $7,440,000, which was approximately $7,034,000 in excess of its minimum

requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule.

7. RELATED PARTY TRANSACTIONS

During the year, the Parent made non-cash capital contributions of approximately $1,809,000 through the forgiveness of indebtedness.

The Company reimburses certain expenses paid by the Parent and CNS. The Parent and CNS allocate to the Company expenses related to a portion of compensation and benefits, rent, and other expenses. Due to parent and due to affiliate of approximately $461,000 and $2,357,000, respectively, include amounts due to Parent and CNS for unreimbursed allocated expenses, including allocated tax expense, respectively.

The Company, as a single member limited liability company, is deemed a disregarded entity for income tax purposes. As a disregarded entity, the Company is included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from the affiliate was calculated as if the Company filed on a separate return basis, using the CNS's federal, state, and local effective tax rate. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2006

Cohen & Steers Capital Advisors, LLC
280 Park Avenue
New York, NY 10017

The Board of Directors and Member of
Cohen & Steers Capital Advisors, LLC

In planning and performing our audit of the statement of financial condition of Cohen & Steers Capital Advisors, LLC (the "Company") as of December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and, recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP